David L. Ficksman ● (310) 789-1290 ● dficksman@troygould.com	File No. 03671-0001
November 7, 2017

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Scott Anderegg, Esq.

Re:	SpendSmart Networks, Inc. Preliminary Information Statement on Schedule 14A Filed October 11, 2017 File No. 000-27145
Ladies and Gentlemen:

By letter dated November 6, 2017, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided SpendSmart Networks, Inc. (the “Company”) with comments on the Company’s Preliminary Proxy Statement on Schedule 14A described above.

This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and heading in the Staff’s letter dated November 6, 2017.

The Company has revised the Preliminary Proxy Statement in response to the Staff’s comments and concurrently is filing Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Proxy Statement”). In addition to changes made in response to the Staff’s comments, the Preliminary Proxy Statement contains some updated information that appeared in the Proxy Statement.

General

1.           We note that you have not filed a quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2017. Please tell us when you intend to become current in your Exchange Act filing obligations.

COMPANY’S RESPONSE

Presently, the Company does not have sufficient cash resources to pay its independent public accountant the outstanding amounts due for the accountant to review the Company’s 10-Q filings. The Company plans to utilize a portion of the proceeds from the sale of its operating assets to allow such review(s) to take place.

2.           We note that on the cover page of the proxy statement you disclose that holders of Series C Preferred Stock are entitled to six votes per share but on page 1 you disclose that holders of Series C Preferred Stock are entitled to four votes per share. Please reconcile your disclosures.

COMPANY’S RESPONSE

In the Amended Proxy Statement, we have corrected the error.

Unaudited Pro Forma Consolidated Financial Data

3.           We note your disclosure on page 4 that you will retain some liabilities and on page 5 that you intend to retain some cash and cash equivalents. However, it does appear that your Pro Forma presentations are consistent with these disclosures. Please reconcile your Pro Forma disclosures with your narrative disclosures and provide greater detail about the nature of assets and liabilities that you intend to retain. In addition, please confirm that the pro forma financial information presented reflects June 30, 2017 financial information. In this regard, at the top of page 8 you state that the financial information is as of September 30, 2017 but the columns of the pro forma presentations state the information is as of June 30, 2017. Please revise as necessary.

COMPANY’S RESPONSE

We have revised the Pro Forma disclosures and narrative to address the Staff’s comments.

Interests of Certain Persons

4.           We note your disclosure that you expect that part of the proceeds from the Asset Sale will be applied to pay or reduce loans owed by you to your officers or directors. Please disclose the amount you expect to be used to pay or reduce these loans, disclose the specific loans you anticipate paying off with proceeds from the Asset Sale, and quantify the amount you expect each related party to receive from proceeds of the Asset Sale. Refer to Item 5 of Schedule 14A.

COMPANY’S RESPONSE

It is expected that the amounts to be paid to the Company’s officers and directors will be a percentage of the amount outstanding under the applicable notes which will be the same for each officer and director. The percentage cannot be determined at this time because the amounts thereof will depend in part on the amounts required to extinguish the notes to non-officers and directors.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing. The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions regarding this response, please direct them to the undersigned at (310) 789-1290 or at dficksman@troygould.com.

Very truly yours, /s/ David L. Ficksman David L. Ficksman DLF cc:
Luke Wallace
Tim Boris
Brett Schnell